[LOGO] KOOR INDUSTRIES LTD.
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                                                         Office of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax: 972-3-6238425

                                                         17 JUNE 2003

The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem  95464          Tel Aviv 65202              Jerusalem 91007
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Fax: 02-6513940           Fax: 03-5105379
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Dear Sirs,


Re:   Immediate  Report (NO. 12/2003)
      Koor  Industries  Ltd.(Company  No. 52-001414-3)
      ------------------------------------------------

Attached please find the Notice of Convening of a Special General Meeting of the Shareholders of Koor Industries Ltd., which was published in two daily newspapers.



                                             Yours Sincerely,


                                             Shlomo Heller, Adv.
                                               Legal Counsel

                              KOOR INDUSTRIES Ltd.
                         (Hereinafter - "the Company")
   Notice of Convening of a Special General Meeting of the Shareholders of the
                                    Company

Notice is hereby given that on July 27, 2003, at 10:00 AM, a special general meeting of the ordinary shareholders of the Company will take place in the registered offices of the Company, 14 Hamlacha Street (the Telrad Building, Third Floor), Park Afek, Rosh Ha'ayin (hereinafter - "the registered office"). The matters on the agenda and a summary of the resolutions:

1.   Approval of the option plan for  officers and  employees  for the Year 2003
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     Adoption of the new option plan for  officers  and  employees  for the year
     2003 in the Company and in companies it controls ("Koor Group") for the year 2003, in accordance with the principles detailed below ("the Plan"), and empowering the Company to draw up the full wording of the Plan in accordance with the said principles. Below are the principles of the Plan:

     1.1 The Company will allot to the trustee, whose identity will be authorized by the Income Tax Commission, for officers and employees in the Koor Group, 1,200,000 options ("the options"), each of which may be exercised (subject to the provisions of Par. 1.7 below) for one ordinary share, NIS 0.001 par value each ("underlying shares").

     1.2 According to the plan, options will be allotted for not more than 35 participants (excluding directors and the Company's CEO). The options to be allotted will be held by a trustee for the officers and employees ("the participants"), as follows: for seven directors in the Company (excluding two directors who are interested parties in the Company, directly or indirectly, or their relatives), in equal shares, 350,000 options; for the Company's CEO, Mr. Jonathan Kolber, 175,000 options; for other officers and employees in the Koor Group, up to 450,000 options; and 225,000 options will serve as a reserve for future allotments to officers and employees in the Koor Group.

     1.3 The options are personal, non-marketable and non-transferable, except in the event of dismissal or legal incapacity.

     1.4 The eligibility of each participant to convert the options into the underlying shares will vest in six stages during a three-year period, whereby at the end of each half calendar year, one-sixth of the total number of options allotted to the trust for the participant will vest.

     1.5 An option that is not exercised by December 31, 2010 will expire automatically and will have no value.

     1.6 Each option will be exercisable against an exercise price of NIS 89.7 ("exercise price"), which is the closing price of the Company's shares on the Tel Aviv Stock Exchange Ltd. on June 4, 2003, which is the last trading day preceding the plan's approval by the Company's board of directors. The exercise price will not actually be paid to the Company, but, rather, will be used only to calculate the financial benefit amount deriving from the exercise of the option ("benefit amount") and to determine the number of underlying shares to which the participant will be eligible, as detailed below.
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

     1.7 On the exercise date of the options, the Company will allot to the participant or to the trustee for him, underlying shares whose value, based on the opening price of the Company's shares on such date will be equal to the benefit amount. The benefit amount will be calculated as the difference between the value of the Company's shares deriving from the exercised options, as noted, and between the exercise price of these options. In addition, an adjustment will be made to the number of underlying shares to be allotted in respect of the exercise of the options before the end of the blockage period (as defined in Par. 1.8 below), and which were held in trust until the end of the blockage period, if the stock exchange price of the underlying shares decreased in the period between the exercise of the options and the end of the blockage period.

     1.8  It is the  Company's  intention  that  the Plan  will be  taxed  under
          Section 102 of the Income Tax Ordinance [New Version], 1961 and the Income Tax Rules (Tax Relief in the Allotment of Shares to Employees), 2003 ("the 102 provisions"), on the capital gains track, or on another track that the board of directors will elect from time to time, and the Plan will be subject to the approvals required by the 102 provisions. The trustee will hold the options for the participants until they are exercised (or expire, as applicable), and will also hold the underlying shares, until at least 24 months have elapsed from the end of the calendar year in which the allotment was carried out ("blockage period"). Any tax to be imposed in respect of the options or the underlying shares will be borne solely by the participants.

     1.9 The amount of the benefit, according to which the number of underlying shares deriving from the options will be determined, will be adjusted in the event of a dividend distribution, distribution of bonus shares, the issuance of rights or the unification or distribution of the Company's share capital. In addition, in any case of a restructuring in the Company (including the acquisition of material assets of the Company or their distribution to the shareholders, or any arrangement between the Company and its shareholders or creditors), an appraiser will be appointed, who will determine the compensation to which the participants are entitled in respect of the restructuring, if compensation is necessary, as noted.

     1.10 The Company will administer the Plan and monitor its performance. The Company's board of directors will be permitted, inter alia, at its absolute judgment, to advance the date on which the rights to exercise certain options will vest, to permit the options to continue to vest even after the termination date of employment or tenure of the participant, or to adjust any of the Plan's terms, in any manner, provided that the count of the majority of the directors who resolve on such an act will include all the directors who do not hold options.

     1.11 In the event that the tenure or employment of a participant in the Koor Group ("employment") will be brought to an end, the following provisions will be applied:

          (a) The options that were granted to the participant and which vested before the employment termination date will remain exercisable for the balance of their original life. In addition, also vesting to the participant on his employment termination date is the pro rata share of the options that would have vested to the participant at the end of the next calendar half-year.

          (b) The provisions of Subpar. (a) above will not apply to a participant whose employment terminated due to ongoing and deliberate non-fulfillment of any of his functions toward the
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

               Company in which he was employed, or intentional improper conduct that causes damage to the Koor Group, and the options that vested to the participant before the employment termination date will expire automatically if not exercised within three trading days from the date on which the termination notice was given to the participant, or the date on which a meeting of the board of directors or a general meeting was convened, on the agenda of which was the dismissal of the participant.

          (c)  Unless the board of  directors  resolves  otherwise,  all options
               that  did  not  vest  to  the   participant   on  his  employment
               termination date will expire automatically.

         Proposed resolution:
         -------------------
          The Company will adopt the provisions of the option plan for officers and employees for the year 2003, in accordance with the principles detailed above, and according to which options will be granted to directors, the Company's CEO, and to officers and employees in the Koor Group, and the Company's management will be authorized to prepare the full wording of the Plan, based on the said principles.

2.   Allotment of options to directors and the CEO of the Company
     ------------------------------------------------------------
     Approval of the allotment of options, in accordance with the Option Plan for Officers and Employees for the Year 2003 to directors in the Company and the CEO of the Company.

     Proposed resolution:
     -------------------
     The Company will grant to seven directors in the Company (except for two directors who are interested parties in the Company, directly or indirectly, or their relatives), in equal shares, 350,000 options, and to the CEO of the Company, Mr. Jonathan Kolber, 175,000 options, in accordance with the terms of the Option Plan for Officers and Employees for the Year 2003.

     On the dates May 25, 2003 and June 5, 2003, the audit committee and the board of directors, respectively, approved the above proposed resolutions and they are brought for the approval of a general meeting, as required by law.

     The majority required for approval of the proposed resolution detailed above is an ordinary majority of the vote participants.

     The date for determining eligibility of shareholders to vote at the general meeting is June 20, 2003.

     The full version of the above proposed resolution can be reviewed at the Company Secretary, Mr. Shlomo Heller, Esq., at the registered offices of the Company at 14 Hamlacha Street, Afek Park, Rosh Ha'ayin (telephone:
     03-9008420) Sunday through Thursday, from 8:00AM to 4:00PM.

     A shareholder wishing to participate in the above general meeting through a representative or proxy will deposit his letter of appointment in the registered office of the Company, with the Company's Secretary, at least 48 hours before the time set for the meeting.

                                             Shlomo  Heller,  Adv.
                                             Company Secretary


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